UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                               SEC File Number:
                                                               000-31148

                           NOTIFICATION OF LATE FILING

                                                               CUSIP Number:
                                                               72346U 10 5

(Check one:) [ ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
             [X] Form 10-Q   [  ] Form N-SAR
         For Period Ended: June 30, 2002
                           -------------

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the transition  period ended:  Not applicable
                                            --------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

                               Pennexx Foods, Inc.
                               -------------------
                             Full Name of Registrant

                                 Not applicable
                                 --------------
                            Former Name if Applicable

                                5501 Tabor Avenue
                                -----------------
            Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19120
                             ----------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         The Registrant is unable to file its Form 10-QSB for the quarter ended June 30, 2002 (the "10-QSB") within the prescribed time period without unreasonable effort or expense. The reasons causing the Registrant's inability to file timely are beyond its control and could not be eliminated by the Registrant without unreasonable effort or expense.

         During the preparation of the 10-QSB, the chief financial officer of the Registrant, who was primarily charged with the task of compiling the 10-QSB, unexpectedly departed the Registrant. As a result of this departure, other senior personnel are compiling the 10-QSB.

         The Registrant will file the 10-QSB on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

                  Steven B. King                        215-864-8604
                  --------------                -----------------------------
                        (Name)                  (Area code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company

Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X]  Yes [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [X]  Yes [  ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that the earnings statements will reflect a large loss with respect to prior quarters. As explained in Part III above, the representatives of the Registrant are in the process of determining the exact amount of this loss; however, we believe the amount of the loss will be between $1,500,000 and $2,000,000 for the period ended June 30, 2002.

                               Pennexx Foods, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2002                       By:  /s/ Michael D. Queen
                                                 -------------------------------
                                                 Michael D. Queen,
                                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




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